Exhibit 99.1

Golden Star Reports Third Quarter 2015 Results

TORONTO, Oct. 28, 2015 /CNW/ - Golden Star today reports its financial and operational results for the quarter ended September 30, 2015 ("the third quarter" or "the period").  All references to currency are in US dollars.

Golden Star continued to execute its plan to transition to a higher margin, lower cost producer.  During the quarter, four key elements of this plan were advanced including unit cost reductions through increased productivity, continued development of the high grade underground deposits at Wassa and Prestea, commencement of mining of free milling ore at Prestea surface operations, and suspension of the refractory plant.

Consolidated Operational Results:

  Gold produced and sold during the third quarter was 51,898 ounces compared to 55,132 ounces in the prior quarter
  Revenue for the third quarter was $56.5 million compared to $65.8 million for the prior quarter
  Cost of sales before depreciation and amortization reduced to $55.2 million from $78.7 million in the prior quarter
  Consolidated cash operating cost per ounce1 was $988 for the third quarter compared to $1,113 in the prior quarter
  Net loss for the third quarter was $6.8 million, or $0.03 per share, compared to a net loss of $61.5 million, or $0.24 per share, in the prior quarter

Unit Operational Results:

  Wassa Open Pit produced 28,848 ounces compared with 24,829 ounces in the prior quarter
  Wassa cash operating costs1 decreased to $770 per ounce from $918 per ounce in the prior quarter
  Refractory operations were suspended at Bogoso during the third quarter, resulting in production of 15,648 ounces compared with 25,702 ounces in the prior quarter
  Bogoso/Prestea produced 23,050 ounces at $1,261 per ounce cash operating cost compared with 30,303 ounces at $1,273 per ounce in the prior quarter

Project Development:

  Wassa Underground decline was advanced by 205 meters at the end of the third quarter, and it has reached 382 meters to date
  Prestea Open Pits mining commenced in August 2015 and the non-refractory business line at Bogoso/Prestea produced 7,402 ounces in the third quarter compared to 4,601 ounces in the prior quarter
  Prestea Underground Mine rehabilitation commenced in September and production is anticipated to resume in 2017
  The loan and stream financing from Royal Gold, Inc. and its wholly-owned subsidiary respectively was completed with $20 million received under the term loan and $55 million of the $130 million stream advance received

Cash provided by operations for the third quarter was $45.3 million which includes the incremental stream proceeds received from Royal Gold.  Consolidated cash balance was $27.7 million at quarter end.

1 See "Non-GAAP Financial Measures".

Sam Coetzer, President and CEO of Golden Star, commented:

"I am confident that Golden Star has reached the stage where we are managing a less complex and more streamlined business. This was achieved with the suspension of the refractory plant, the reduction in workforce, the startup of mining from the Prestea Open Pits, and the progress made at Wassa Underground development. Having arranged financing with Royal Gold for $150 million, we are now in a position to bring our two new low cost projects into production. These achievements are a reflection of the focus and dedication of the Golden Star team, the quality of our assets, and the clarity of our vision."

Golden Star management will conduct a conference call and webcast on October 29, 2015, at 10:00am EDT to discuss these results.

The quarterly results call can be accessed by telephone or by webcast as follows:

Participants - toll free: +1 888 390 0605
Participants - toll: +1 416 764 8609
Conference ID: 63863007
Webcast: www.gsr.com

A recording of the call will be available until November 5, 2015 by dialing:

Toll free: +1 888 390 0541
Toll: +1 416 764 8677
Replay passcode: 863007 #

The webcast will also be available after the call at www.gsr.com.

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company with two producing mines, Wassa and Bogoso/Prestea, on the prolific Ashanti Gold Belt in Ghana.  In 2014, Golden Star produced 261,000 ounces of gold.  The Company is financed to develop underground mines below existing open pit operations which are expected to reduce unit costs further when in production from 2016 onwards. As such, the Company offers investors leveraged, un-hedged exposure to the gold price with low operational risk in a stable African mining jurisdiction in addition to significant exploration and development upside potential.

Summary of Consolidated Operational and Financial Results:

		Three months ended Sept. 30,	Three months ended Jun. 30,
		2015	2015
SUMMARY OF CONSOLIDATED FINANCIAL RESULTS
Wassa gold sold	oz	28,848	24,829
Bogoso gold sold	oz	23,050	30,303
Total gold sold	oz	51,898	55,132

Average realized price	$/oz	1,088	1,193
Cash operating cost per ounce - combined[1]	$/oz	988	1,113
All-in sustaining cost per ounce[1]	$/oz	1,151	1,302

Gold revenues	$'000	56,452	65,796
Cost of sales excluding depreciation and amortization	$'000	55,199	78,738
Depreciation and amortization	$'000	5,525	13,175
Mine operating loss	$'000	(4,272)	(26,117)
General and administrative expense	$'000	3,299	4,829
(Gain)/loss on fair value of 5% Convertible Debentures	$'000	(4,911)	1,266
Impairment charges	$'000	—	34,396

Adjusted net loss attributable to shareholders[1]	$'000	(10,831)	(15,979)
Net loss attributable to shareholders	$'000	(6,832)	(61,503)
Adjusted loss per share – basic and diluted		$(0.04)	(0.06)

Cash provided by/(used in) by operations	$'000	45,341	(2,664)
Cash provided by/(used in) operations before working capital changes	$'000	38,508	(8,670)
Cash provided by/(used in) by operations per share – basic and diluted		$0.17	(0.01)

Capital expenditures	$'000	17,789	12,754

1   See "Non-GAAP Financial Measures".

Review of Financial Performance

Gold produced and sold in the period was 51,898 ounces compared to 55,132 ounces in the prior quarter. Gold produced and sold at Wassa increased, due to higher throughput and higher grade, which partially offset the reduction in ounces produced and sold at Bogoso/Prestea due to the suspension of refractory operation in the quarter. The continued decline in gold price and fewer ounces sold reduced revenue for the third quarter to $56.5 million.

Consolidated cash operating costs per ounce for the quarter decreased to $988 from $1,113 in the prior quarter. This reduction was largely achieved through an 11% reduction in cash operating costs per ounce at Wassa as a result of cost cutting measures implemented by the Company. All-in sustaining costs per ounce decreased from $1,302 in the prior quarter to $1,151 for the third quarter.

Cost of sales before depreciation and amortization decreased from $78.7 million in the prior quarter to $55.2 million in the third quarter. This was mainly a result of lower mining operating expenses at Wassa and Bogoso/Prestea and a $12.3 million reduction in severance expense. Mine operating expenses of $54.4 million for the third quarter reduced from $60.2 million in the prior quarter due to the suspension of the high costs refractory operation and the start of the lower cost non-refractory operation at Bogoso/Prestea. The mine operating loss was reduced to $4.3 million from $26.1 million in the prior quarter.

The adjusted net loss attributable to Golden Star shareholders for the third quarter was $10.8 million, and the adjusted loss per share was $0.04.

Cash provided by operations before changes in working capital for the third quarter was $38.5 million and capital expenditures for the third quarter totaled $17.8 million. Further capital expenditure of $21 million is expected for the remainder of the year on the Wassa and Prestea mines.

The consolidated cash balance was $27.7 million at September 30, 2015. During the quarter the Company received $75 million from Royal Gold, consisting of a $20 million term loan payment and $55 million in advanced payments in relation to the stream financing. Approximately $39 million of these funds were used to retire the Ecobank I loan early in the third quarter.

Review of Operational Performance

Wassa Operations

		Three months ended Sept. 30,	Three months ended Jun. 30,
		2015	2015
WASSA FINANCIAL RESULTS
Revenue	$'000	31,702	29,615

Mine operating expenses	$'000	23,389	24,412
Severance charges	$'000	1,013	322
Royalties	$'000	1,617	1,483
Operating costs to metals inventory	$'000	(1,178)	(1,621)
Inventory net realizable value adjustment	$'000	—	721
Cost of sales excluding depreciation and amortization	$'000	24,841	25,317
Depreciation and amortization	$'000	3,713	2,841
Mine operating margin	$'000	3,148	1,457

Capital expenditures	$'000	8,506	6,979

WASSA OPERATING RESULTS
Ore mined	t	728,046	753,883
Waste mined	t	2,658,218	2,688,452
Ore processed	t	635,332	609,076
Grade processed	g/t	1.51	1.36
Recovery	%	92.9	94.1
Gold sales	oz	28,848	24,829
Cash operating cost per ounce[1]	$/oz	770	918

1   See "Non-GAAP Financial Measures".

Ore tonnes mined in the third quarter remained in line with the prior quarter.  Throughput and grade continued to increase from the prior quarter resulting in increased gold produced and sold at Wassa, and an increase in revenue.  Stripping remained in line with the forecast stripping ratio of approximately 4:1 for 2015.

Cash operating costs per ounce continued to decline, down 16% from the prior quarter to $770 per ounce as a result of cost cutting measures implemented by the Company.  Mine operating expenses in the third quarter were 4% lower than the prior quarter.

Capital expenditures for the quarter were $8.5 million, of which $5.8 million was incurred on the development of the Wassa Underground Mine.

Bogoso/Prestea Operations

The Prestea Mines consist of an underground mine that has been in existence for over 100 years along with adjacent surface deposits. The surface deposits are host to approximately 122,000 ounces of non-refractory Mineral Reserves at an average grade of 2.24 g/t Au. The environmental permit required to mine the surface deposits was issued by the Environmental Protection Agency in June 2015 after Golden Star undertook extensive environmental and community impact assessments and local community consultations. Mining of these surface operations began early in the third quarter and 20,000 - 25,000 ounces of gold are expected to be produced in 2015 from the Prestea Open Pits.

The Bogoso refractory operation was suspended during the third quarter 2015. The processing of non-refractory tailings was suspended in order to make way for the processing of higher grade ore from the Prestea Open Pits at the Bogoso non-refractory plant.

		Three months ended Sept. 30,	Three months ended Jun. 30,
		2015	2015
BOGOSO/PRESTEA FINANCIAL RESULTS
Revenue	$'000	24,750	36,181

Mine operating expenses	$'000	30,963	35,835
Severance charges	$'000	—	13,038
Royalties	$'000	1,294	1,810
Operating costs (to)/from metals inventory	$'000	(1,899)	2,738
Cost of sales excluding depreciation and amortization	$'000	30,358	53,421
Depreciation and amortization	$'000	1,812	10,334
Mine operating loss	$'000	(7,420)	(27,574)

Capital expenditures	$'000	9,283	5,775

BOGOSO/PRESTEA OPERATING RESULTS
Ore mined refractory	t	60,533	427,808
Ore mined non-refractory	t	179,186	—
Total ore mined	t	239,719	427,808
Waste mined	t	605,715	664,036
Refractory ore processed	t	435,185	513,550
Refractory ore grade	g/t	1.66	2.06
Gold recovery – refractory ore	%	60.4	68.1
Non-refractory ore processed	t	289,346	380,452
Non-refractory ore grade	g/t	1.35	0.87
Gold recovery - non-refractory ore	%	68.0	43.7
Gold sold - refractory	oz	15,648	25,702
Gold sold - non-refractory	oz	7,402	4,601
Gold sales - total	oz	23,050	30,303
Cash operating cost per ounce[1]	$/oz	1,261	1,273

1   See "Non-GAAP Financial Measures".

Total ore mined for the quarter was 239,719 tonnes, of which 179,186 tonnes were non-refractory ore from Prestea Open Pits. Refractory ore mined was reduced dramatically due to the suspension of refractory operations in the third quarter.

The grade and recovery of the non-refractory ore increased with the processing of higher grade ore from Prestea Open Pits. The refractory ore grade and recoveries declined as the refractory processing plant was suspended.

Bogoso/Prestea gold production and sales totaled 23,050 ounces in the third quarter compared to 30,303 ounces in the prior quarter and combined with the lower realized gold price resulted in a decline in revenue to $24.8 million.

Third quarter mine operating expenses continued to reduce to $31.0 million.  Cash operating costs per ounce reduced slightly to $1,261, down from $1,273 in the prior quarter.

Capital expenditures increased to $9.3 million for the quarter.  Included in this is $6.7 million which was spent on Prestea Underground development and $2.1 million on the development of Prestea Open Pits.

Review of Development Projects

Wassa Underground

Drilling below the Wassa Main pit since late 2011 was successful in increasing the Wassa Mineral Resource. In March 2015 the results of a Feasibility Study on the economic viability of an underground mine operating in conjunction with the existing open pit mine were announced and the decision to progress with the construction of the underground mine was affirmed.

Decline development commenced in July 2015 and 382 meters of advance was achieved on the Main and Ventilation declines to date. Currently the declines are achieving an average advance of seven meters per day. This advance is expected to increase over the next month as efficiencies and cycle times improve.

An update to the resource model has been completed which includes additional drilling undertaken between July 2014, when the Feasibility Study resource model was completed, and March 2015. Currently the new resource model is being used to update the mine design and the production schedule. The Wassa underground orebody consists of the B Shoot (the main component of the current resource) and the F Shoot, a parallel zone of mineralization. Through recent drilling success, the F Shoot area has increased in the new resource estimate and we expect to access the area in March 2016 from the decline currently being developed.

Construction of the surface infrastructure is complete and transfer from generator power to grid power is expected in the fourth quarter 2015.

The project to date has incurred capital expenditures totaling $15.2 million. The Company expects to incur approximately $6 million on capital for the remainder of 2015.

Prestea Underground

The Prestea Mines are located 16 km south of the Bogoso processing plants in the town of Prestea. Prestea Open Pits are now in operation, while the underground mine is currently in re-development.

The preliminary economic assessment ("PEA") on the development of the Prestea underground mine was completed and published on SEDAR in 2014.  The PEA, which is based on development of a non-mechanized mining operation, indicated a post-tax internal rate of return (IRR) of 72% and net present value of $121 million at a $1,200 per ounce gold price. Cash operating costs of $370 per ounce and all-in sustaining costs of $518 per ounce were estimated over the life of mine.

Construction capital expenditure for the underground mine was approved during the third quarter of 2015 and work has commenced on procurement for long-lead electrical and winder upgrade components.

The resource model was updated during July 2015 to include additional geotechnical and metallurgical holes drilled. The Feasibility Study is expected to be finalized in the fourth quarter of 2015 to include these additional resources.

Rehabilitation works are ongoing in 17 level and 24 level access development and in the Central Shaft. All rehabilitation works are on schedule for completion in the first quarter of 2016. Mechanical and electrical rehabilitation work is planned to be completed in the third quarter of 2016 whereupon development is expected commence. Pre-development of the resource is expected take place from the fourth quarter of 2016 to mid-2017. Stoping is expected to start in mid-2017, ramping up to 500 tonnes per day by the end of 2017.

During the nine months ended September 30, 2015, the Company incurred capital expenditures totaling $13.7 million on Prestea Underground operations and $2.7 million on the development of Prestea Open Pits. The Company expects to incur approximately $12 million of capital expenditures for the remainder of 2015 at Bogoso/Prestea.

Outlook

The Company continues to advance its strategy of transforming to a low cost non-refractory producer.  Prestea Open Pits are now in production, providing lower cost, non-refractory ounces, with grade expected to improve further in future. The refractory operation is now fully suspended, and the Company's focus is on first production at Prestea Underground. Wassa continues to achieve low cost production, and Wassa Underground development is progressing well. Cash operating costs are expected to continue to reduce at both operations. With this continued success, the Company expects to meet full year production guidance of 205,000 to 215,000 ounces at cash operating costs between $955 and $1,050 per ounce.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data) (Unaudited)
	For the three months
	ended September 30,
	2015	2014

Revenue	$56,452	$77,758
Cost of sales excluding depreciation and amortization	55,199	70,774
Depreciation and amortization	5,525	6,271
Mine operating (loss)/margin	(4,272)	713

Other expenses/(income)
Exploration expense	381	61
General and administrative	3,299	3,722
Finance expense, net	5,573	2,215
Other expense/(income)	57	(622)
Gain on fair value of 5% Convertible Debentures	(4,911)	(5,743)
Gain on fair value of warrants	(145)	—
(Loss)/income before tax	$(8,526)	1,080
Income tax expense	—	(85)
Net (loss)/income	$(8,526)	$1,165
Net loss attributable to non-controlling interest	(1,694)	(1,428)
Net (loss)/income attributable to Golden Star shareholders	$(6,832)	$2,593

Net (loss)/income per share attributable to Golden Star shareholders
Basic and diluted	$(0.03)	$0.01
Weighted average shares outstanding-basic (millions)	259.7	259.4
Weighted average shares outstanding-diluted (millions)	259.7	261.2

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Stated in thousands of U.S. dollars) (Unaudited)

	For the three months ended September 30,
	2015	2014

OTHER COMPREHENSIVE INCOME/(LOSS)
Net (loss)/income	$(8,526)	$1,165
Comprehensive (loss)/income	(8,526)	1,165
Comprehensive loss attributable to non-controlling interest	(1,694)	(1,428)
Comprehensive (loss)/income attributable to Golden Star shareholders	$(6,832)	$2,593

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars) (Unaudited)

	As of September 30,	As of December 31,

	2015	2014

ASSETS
Current assets
Cash and cash equivalents	$27,673	$39,352
Accounts receivable	7,222	14,832
Inventories	30,767	54,279
Prepaids and other	4,107	4,767
Total Current Assets	69,769	113,230
Restricted cash	6,461	2,041
Mining interests	143,984	142,782
Total Assets	$220,214	$258,053

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$131,491	$123,451
Current portion of rehabilitation provisions	7,087	4,562
Current portion of long term debt	6,710	17,181
Current portion of deferred revenue	12,568	—
Total Current Liabilities	158,389	145,194
Long term debt	92,263	85,798
Deferred revenue	37,558	—
Rehabilitation provisions	77,702	81,254
Total Liabilities	365,912	312,246

SHAREHOLDERS' EQUITY
Share capital
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized	695,555	695,266
Contributed surplus	32,365	31,532
Deficit	(807,085)	(725,623)
Total Golden Star (Deficit)/ Equity	(79,165)	1,175
Non-controlling interest	(66,533)	(55,368)
Total Equity	(145,698)	(54,193)
Total Liabilities and Shareholders' Equity	$220,214	$258,053

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars) (Unaudited)

	For the three months ended September 30,
	2015	2014
OPERATING ACTIVITIES:
Net (loss)/income	$(8,526)	$1,165
Reconciliation of net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation and amortization	5,533	6,278
Net realizable value adjustment on inventory	—	481
Loss on retirement of asset	80	71
Share-based compensation	(229)	321
Deferred income tax expense	—	(85)
Gain on fair value of 5% Convertible Debentures	(4,911)	(5,743)
Gain on fair value of warrants	(145)	—
Accretion of other long term liabilities	304	—
Accretion of rehabilitation provisions	440	436
Amortization of deferred financing fees	806	62
Recognition of deferred revenue	(4,874)	—
Proceeds from Royal Gold stream	55,000	—
Reclamation expenditures	(275)	(1,608)
Other	20	477
Changes in accrued severance	(4,715)	—
Changes in working capital	6,833	(2,764)
Net cash provided by/(used in) operating activities	45,341	(909)
INVESTING ACTIVITIES:
Additions to mining properties	(373)	(40)
Additions to plant and equipment	(237)	—
Additions to construction in progress	(16,498)	(5,912)
Capitalized interest	(681)	—
Change in accounts payable and deposits on mine equipment and material	3,542	2,526
Increase in restricted cash	(4,419)	—
Net cash used in investing activities	(18,666)	(3,426)
FINANCING ACTIVITIES:
Principal payments on debt	(39,175)	(3,047)
Proceeds from Royal Gold loan, net	18,725	—
Net cash used in financing activities	(20,450)	(3,047)
Increase/(decrease) in cash and cash equivalents	6,225	(7,382)
Cash and cash equivalents, beginning of period	21,448	43,412
Cash and cash equivalents, end of period	$27,673	$36,030

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost per ounce", "adjusted net loss attributable to Golden Star shareholders" and "all-in sustaining cost per ounce".  These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"Cash operating cost per ounce" for a period is equal to "Cost of sales excluding depreciation and amortization" for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold during the period.  We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards ("IFRS").

"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.

In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of the Company's outstanding convertible debentures and non-cash impairment charges, the Company calculates "adjusted net loss attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2015 and the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2014, available at www.sedar.com.

Cautionary note regarding forward-looking information

This news release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information and statements include, but are not limited to, information or statements with respect to: the timing for construction at Wassa; the timing for completion of the Feasibility Study at Prestea; gold production and cash operating costs forecasts for the remainder of 2015, including production from the Prestea Open Pits; the Company's transformation to being a lower cost non-refractory producer and the timing thereof, including the impact of the underground mines on unit costs; the timing for first production from Wassa underground and Prestea underground; capital expenditures at Wassa and Prestea underground for the remainder of 2015; the rate of advance at Wassa underground and the timing for access to the F Shoot area and the timing of the transfer from generator power to grid power; the economic analysis of the Prestea underground mine including IRR, net present value, cash operating costs and all-in sustaining costs, as well as the life of mine; and further work required at Prestea underground, including the timing of rehabilitation work, and stoping (as well as the rate thereof).

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date.  Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information

The technical information relating to Golden Star's material properties disclosed herein is based upon technical reports prepared and filed pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and other publicly available information regarding the Company, including the following: (i) "NI 43-101 Technical Report on a Feasibility Study of the Wassa Open Pit Mine and Underground Project in Ghana" effective December 31, 2014; and (ii) "NI 43-101 Technical Report on Preliminary Economic Assessment of Shrinkage Mining of the West Reef Resource, Prestea Underground Mine, Ghana" effective December 18, 2014. The Qualified Person reviewing and approving the technical contents of this press release is S. Mitchel Wasel, Golden Star Resources Vice President of Exploration.

Cautionary note to U.S. investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").  Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release and the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: André van Niekerk, EVP & CFO, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 21:01e 28-OCT-15